Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 14 DATED JUNE 4, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below); and
●	Update our plan of operation.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in shares of common stock pursuant to Regulation A (the “Initial Offering”) on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”).

We are offering in this Second Follow-on Offering up to $71,628,340 of shares of our common stock (comprised of $67,217,632 of shares in our primary offering and $4,410,708 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of shares of our common stock. As of April 30, 2025, we had raised total aggregate gross offering proceeds of approximately $65,796,000 and had issued approximately 6,345,000 shares of our common stock in the Offering, which have been purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of June 4, 2025, the aggregate value of the properties owned by us, or underlying loans and other investments made by us, was approximately $230,000,000. Since inception, the aggregate value of the properties owned by us, or underlying loans and other investments made by us, was approximately $427,000,000. The aggregate value of all underlying properties and investments held by the Company is based on our most recent internal valuations performed as of the end of the fiscal quarter upon which our most recently announced calculation of NAV per share is based; provided, however, the valuations of our preferred equity investments are based on the most recent purchase prices of the underlying assets, and the values of properties underlying investments acquired since the most recently announced calculation of NAV per share are based on the most recent purchase prices of those properties. As with any methodology used to estimate valuations, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events, and the valuations could be materially different under a different set of estimates or assumptions.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Lotus Village – Austin, Texas

As previously disclosed, on June 25, 2021, we acquired an interest in a joint-venture equity investment in connection with the acquisition and renovation of Lotus Village, which is a mid-rise apartment community in Austin, Texas that was built in 2012 (the “Property”).

On May 27, 2025, the Property was sold. As a result of the business plan relating to the renovation of the Property, since the Property’s acquisition, 54 of the 222 units have been renovated. The exterior and common area improvements were also completed, including fitness center upgrades, pool repairs, signage enhancement, BBQ area updates, park upgrades, landscaping, and garage repairs. Due to the greatly increased debt service costs arising from the floating rate debt, and weaker than anticipated tenant demographics both at the Property and in the surrounding submarket, the real estate company sponsoring the transaction was unable to achieve cash flows in line with the initial underwriting projections. As a result, the Property required additional capital to support operations, debt service on the senior loan, and activities relating to the sale of the Property. As a result of these dynamics, on August 12, 2024, October 1, 2024 and February 7, 2025, we made member loans to the joint venture entity in the principal amounts of $1,000,000, $136,742, and $300,000, respectively.

The Property was originally acquired for $38,500,000, or $173,423 per unit, and was sold for $32,850,000, or $147,973 per unit. The initial underwriting projected a property-level equity multiple of 1.9x throughout a 4-year hold period. Based on the sale price, we expect the Property will achieve approximately a 0.2x equity multiple over the 3.9-year hold period. Upon consummation of the sale, the aforementioned member loans were repaid in full, including $166,271 of accrued interest, and $14,367 of exit fees.